

December 20, 2010

Bryan J. O'Shaughnessy, CEO
Go Green Directories, Inc.
1030 Alhambra Circle
Coral Gables, FL 33134

> **Re: Go Green Directories, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 8, 2010**
> **File No. 333-168263**

Dear Mr. O'Shaughnessy:

We have reviewed your amended registration statement and have the following comments. References to prior comments refer to those in our letter dated September 28, 2010.

General

1.   In future amendments, please file the consent from your independent registered public accounting firm as an exhibit to your registration statement rather than within the document. Refer to Item 601(b)(23) of Regulation S-K.

Registration Statement Cover Page

2.   With the next amendment, please use the correct amendment number, which will be the fifth amendment. In this regard, the amendment filed on December 8, 2010 was the fourth amendment rather than the third amendment

Prospectus Summary

3.   Please update the discussion of your financial results in this section and elsewhere in your prospectus to include results for the period ended November 30, 2010.

Risk Factors

"If we are unable to retain the services of Mr. O'Shaughnessy and/or Ms. Hodyno or if we are unable to successfully recruit qualified personnel having experience in the oil and gas industry, we may not be able to continue our operations."

4.   We note your response to prior comment 4. The caption to this risk factor continues to refer to the need to recruit qualified personnel in the oil and gas industry. Please revise or

expand the risk factor to explain why you need to recruit personnel with this type of experience.

Market for common Equity and Related Stockholder Matters

Market for Securities

5.   Please update the disclosure regarding the number of shares of your common stock outstanding and the number of stockholders of record to reflect information as of the most recent practicable date. Refer to Item 201(b) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation

Results of Operations

6.   Please include a discussion of your results of operations for the period ended November 30, 2010. Refer to Item 303(b) of Regulation S-K.

Operations Plans

7.   We note your response to prior comment 5; however, we do not see where you revised your disclosures to clarify what you mean by "for the first six months." As previously requested, revise to clearly indicate whether you are referring to the first six months following the development of your website and if so, disclose when you believe the six month period will begin. Also, we note the statements in this section and in your liquidity disclosure that Mr. O'Shaughnessy and Ms. Hodyno have indicated that they will advance up to $25,000 to supply working capital during the initial stages of your development and that Mr. O'Shaughnessy has verbally committed to supply any funds necessary to cover essential accounting, audit, legal and EDGAR filing charges. Revise this section to disclose the terms of Mr. O'Shaughnessy and Ms Hodyno's agreements to advance you funds. For example, disclose if the agreements are enforceable by you in the event that the funds are not advanced. Also, file the agreements or a description of the agreements, as applicable, as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Liquidity and Capital Resources

8.   Your disclosures in your Operations Plans discussion indicate that for the remainder of 2010 your focus will be on development of your website, which will require additional capital beyond what you currently have on hand. In your Liquidity discussion you state that the company will need an additional $25,000 to begin your test period and to establish your brand. Please clarify, and revise your disclosures, to indicate whether the additional $25,000 includes the amounts needed to complete the development of your

website. To the extent you will need additional funds to complete the website before you can begin your testing period, then revise to indicate the amount of funds needed and how you intend to fund such operations.

Business

Overview

9. While we note your response to prior comment 7 where you indicate that you prematurely announced the building of your website, it is unclear how you revised your disclosures to clarify this point. In this regard, your disclosures continue to state that the company has not yet commenced any operations other than initial capital formation and capitalization, the building of your central website, the linking of your additional domain names and the development of your business plan. In addition, Note 3 continues to state that your website is currently under construction. To the extent construction of your website has not begun; revise your disclosures to clearly state as such. If you have begun developing your website, then revise your disclosures to clearly state the current status of development and the estimated timing for completion of your website.

The Market

10. We note your response to prior comment 8. In your response letter, please identify the particular report or reports available on the eMarketer website that contain the statistics cited in your prospectus. Alternatively, please supplementally provide us with the applicable pages from those reports.

Directors and Executive Officers

Bryan J. O'Shaughnessy

11. Please enhance your disclosure of Mr. O'Shaughnessy's business experience during the past five years to clearly identify his principal occupations and employment during this time period. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management

12. Please update the table to reflect ownership of your outstanding securities as of the most recent practicable date. Refer to Item 403 of Regulation S-K. Also, in your response letter, please tell us when and how Mr. O'Shaughnessy obtained five million shares of the company's common stock.

Financial Statements

13.	Considering you have included updated financial statements as/at November 30, 2010, please revise to remove the interim financial statements as/at August 31, 2010 as these are no longer considered necessary pursuant to Rule 8-08 of Regulation S-X.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to the undersigned at (202) 551-3456. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc:	Via Facsimile: (305) 531-1274
	Jill Arlene Robbins, Esq.